VIA EDGAR AS CORRESPONDENCE

February 28, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn. William H. Thompson

Accounting Branch Chief, Office of Consumer Products

Re: Corning Natural Gas Holding Corporation

Form 10-K for the Fiscal Year Ended September 30, 2017 Filed December 29, 2017

File No. 333-190348

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Holding Corporation (the “Company”) to the letter dated February 14, 2018, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Form 10-K for the fiscal year ended September 30, 2017, filed on December 29, 2017 (File No. 333-190348) (“Form 10-K”). For your convenience, the comments are reproduced below before the Company’s answers.

Letter dated February 14, 2018

Cover Page

1.	We note the file number does not match your file number in EDGAR for the Holding Company. Please revise your periodic forms filed or furnished in the future as appropriate.

The Company acknowledges that its annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K filed and furnished under the Securities Exchange Act of 1934, as amended, and other filings under the Exchange Act should be made under its Commission file number in EDGAR 000-000643. The Company will work with EDGAR Filer Support to determine how to file its future periodic reports and filings using that number, and will file subsequent periodic reports and other filing under the Exchange Act using its file number in EDGAR.

Consolidated Statements of Income, page 24

2.	Please tell us your basis for presenting gross margin. In this regard, we note depreciation and other expenses that may be associated directly with your utility operating revenues appear to be excluded from cost of sales in deriving gross margin. We may have further comment.

The Company presents gross margin in its Consolidated Statements of Income and Comprehensive Income using the commonly understood definition of net revenues minus cost of sales (See the Commission’s “Beginners’ Guide to Financial Statements”, dated January 12, 2014, under the heading “Income Statements” at https://www.sec.gov/oiea/reportspubs/investor-publications/beginners-guide-to-financial-statements.html).

The following is the excerpt from its “Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) on page 10 of the Form 10-K:

Margin
	2017	2016

Utility Operating Revenues	$ 25,464,582	$ 23,473,785
Natural Gas Purchased	9,749,281	8,578,363
Margin	$15,715,301	$14,895,422
	61.71%	63.46%

As noted earlier on that same page of the Form 10-K, “Utility Operating Revenue” is comparable to “net revenues” for a utility. While the Form 10-K describes the “cost of sales” as “Natural Gas Purchased”, included in that line is the cost both of natural gas purchased by its subsidiaries Corning Natural Gas Corporation (“Corning Gas”) and Pike County Power & Light Company (“Pike”) and electricity purchased by Pike. The Company includes only the cost of purchasing its products (natural gas and electricity) in the “cost of sales” since it considers its other expenses as “operating expenses” which cannot be directly linked to the production, or in this case purchase, of the products being sold, such as administrative personnel, marketing, and depreciation. Its field personnel engage in many activities to maintain the transmission distribution assets, read meters, etc., but do not drive delivery trucks or pump gas, for example, in aid of selling the Company’s products to its customers.

In future filings, the Company will revise its disclosure of Margin in MD&A to further clarify that its “cost of sales” includes only the cost of both natural gas and electricity purchased.

Conclusion

Corning Natural Gas Holding Corporation acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action, or absence of action by the staff of the U.S. Securities and Exchange Commission.

Please feel free to call me with any questions (607) 936-3755. Thank you.

Very truly yours,

Corning Natural Gas Holding Corporation

/s/ Firouzeh Sarhangi

Firouzeh Sarhangi

Chief Financial Officer, Treasurer and Corporate Secretary

Courtesy copy by email:

Anthony Watson, Accountant

Division of Corporation Finance